SECURITIES AND EXCHANGE COMMISSION


                    (Release No. 35-        )
   Filing under the Public Utility Holding Company Act of 1935
                      ______________, 1996


         UNITIL CORPORATION, UNITIL RESOURCES, INC. and
               UNITIL SERVICE CORP. (70-        )


          UNITIL Corporation ("UNITIL"), 216 Epping Road, Exeter,
New Hampshire 03833, a registered holding company, and its wholly owned subsidiaries, UNITIL Resources, Inc. ("URI") and UNITIL
Service Corp. ("UNITIL Service"), both located at 216 Epping
Road, Exeter, New Hampshire 03833, (collectively, the
"Applicants") have filed an Application and Declaration on Form U-1 under Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Public Utility Holding Company Act of 1935 (the "Act") and Rules
45, 87(b)(1), 90 and 91 thereunder for the purpose of obtaining authorization for (i) URI to expand its business activities to include power marketing and related activities; (ii) UNITIL to issue related indemnifications and guarantees and (iii) UNITIL
Service to provide related services.
          As authorized by order dated May 24, 1993 (HCAR No.
25816), URI is currently engaged in the business of providing energy related management and consulting services to entities outside the UNITIL holding company system. The Applicants are seeking authorization under Sections 9(a) and 10 of the Act for URI expand its authorized activities to include engaging in transactions as a "marketer" of electricity and other forms of energy. In general terms, following the proposed expansion, URI will purchase electricity from wholesale suppliers and resell it to utility and nonutility customers, pursuant to federal and state regulatory authorizations, at competitive prices.
          Although the transactions URI proposes to engage in may take a variety of different forms, the Applicants state that a typical transaction might involve the purchase of power from a utility or nonutility generator, contracting with other utilities for the transmission of that power, and the resale of that power by URI to a utility or to an end-user. Power sales may be undertaken on long or short term durations and pursuant to individualized terms and conditions, and sales would likely be aggregated together for purposes of obtaining competitive wholesale power supplies. In some cases, URI may acquire power supplies and then market that power as competitively as possible, whereas in other cases, URI may establish contracts with purchasers and then acquire power supplies to meet the purchasers' requirements. The Applicants anticipate that other types of power marketing activities may develop as the market for electric power becomes increasingly competitive.
          Moreover, the Applicants believe that in order to compete effectively with other suppliers in the competitive marketplace who can provide a full range of energy options to meet customer demands, URI will also need to be able to engage in transactions for energy sources other than electricity. The
Applicants are therefore requesting authority for URI to undertake competitive market transactions involving natural gas and liquid fuels. The Applicants also believe that customer requirements, particularly at the retail level, will include conservation and other technical services and are seeking authority for URI to undertake such customer services on a competitive basis.
          In connection with the proposed business expansion, the Applicants state that URI will seek authority from the Federal
Energy Regulatory Commission ("FERC") to conduct wholesale power marketing activities, and from appropriate state authorities conduct any retail power marketing activities.
          Because URI may, from time to time, need UNITIL to indemnify third parties, to guarantee performance of its obligations or payment of its debts and/or to act as surety for its activities, the Applicants are requesting approval under Sections 6(a), 7 and 12(b) and Rule 45 of the Act for UNITIL to indemnify and guarantee the power and fuel transactions of URI through December 31, 2000. Such indemnities and guarantees will not exceed more than $30,000,000 in the aggregate outstanding at any one time.
          The Applicants state that initially employees of UNITIL Service, pursuant to its service agreement with URI, will perform the power marketing activities of URI. While UNITIL Service employees are assigned to a URI activity, they will continue to be employees of and paid by UNITIL Service. URI will reimburse
UNITIL Service for their compensation, including benefits, during that time pursuant to the terms of the existing service company agreement between URI and UNITIL Service. UNITIL Service will also continue to provide URI with accounting, credit, financial, management, technical and clerical support in accordance with the terms and conditions of the existing service agreement between URI and UNITIL Service. The Applicants request authority under
Section 13(b) and Rules 87(b)(1), 90 and 91 of the Act for UNITIL Service to provide the additional services to URI necessary to allow URI to undertake power markets and related activities.
          For the Commission, by the Division of Investment Management, pursuant to delegated authority.